

EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)                                     Sprint Corporation

                                                             Quarters Ended                   Year-to-Date
                                                              September 30,                  September 30,
                                                     ---------------------------------------------------------------
                                                           1999            1998            1999            1998
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Earnings
   Income (loss) before income
     taxes and extraordinary items                   $     (349)     $      341      $      (862)    $    1,061
   Capitalized interest                                     (35)            (52)             (93)          (121)
   Equity in net losses of less
     than 50% owned entities                                 94              63              227             81
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Subtotal                                                   (290)            352             (728)         1,021
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Fixed charges
   Interest charges                                         242             241              706            650
   Interest factor of operating
     rents                                                   81              54              213            201
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Total fixed charges                                         323             295              919            851
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Earnings, as adjusted                                $       33      $      647      $       191     $    1,872
                                                     ---------------------------------------------------------------

Ratio of earnings to fixed charges(1)                       -             2.19                -            2.20
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    Note: The ratio was computed by dividing fixed charges into the sum of earnings, after certain adjustments, and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations, including amortization of debt issuance costs, (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.

      (1)Earnings,  as adjusted,  were inadequate to cover fixed charges by $290 million in the 1999 third quarter and $728 million for the 1999 year-to-date period.
